UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1*

SILICA RESOURCES CORPORATION
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
________________________________________________________________________________
(Title of Class of Securities)

  82705B 10 1
______________________________________
(CUSIP Number)

     WEST PEAK VENTURES OF CANADA LTD.

1000 – 789 West Pender Street,
Vancouver, British Columbia
Canada V6C 1H2

Telephone No. (604) 606-7977
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 8 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person:	West Peak Ventures of Canada Ltd.
I.R.S. Identification Nos. of above person (entities only): need

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC – working capital

5.	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Reporting Person With:

7.	Sole Voting Power:	7,169,225

8.	Shared Voting Power:	-0-

9.	Sole Dispositive Power:	7,169,225

10.	Shared Dispositive Power:	-0-
		(1)
11.	Aggregate Amount Beneficially Owned by Reporting Person:	7,169,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions ):
		(2)
13.	Percent of Class Represented by Amount in	9.85%

14.	Type of Reporting Person ( See Instructions): CO

(1)
Of the aggregate 7,169,225 shares held of record by the Reporting Person, 2,053,500 shares were purchased by the Reporting Person on November 1, 2007 from a non-affiliate of the Issuer for aggregate consideration of $513.38 in accordance with the terms and provisions of a private transaction. A further 2,115,725 shares were purchased by the Reporting Person on March 27, 2008 from Jamie Oei, the prior president and chief executive officer of the Issuer, for aggregate consideration of $100.00 in accordance with the terms and provisions of a private transaction. A further 3,000,000 shares were purchased by the Reporting Person on March 27, 2008 from Jamie Oei, the prior president and chief executive officer of the Issuer, for aggregate consideration of $100.00 in accordance with the terms and provisions of a private transaction. These further 3,000,000 shares were only acknowledged as received by the Reporting Person on June 25, 2009.

(2)	Based on 72,755,800 shares of the Issuer’s common stock issued and outstanding as of June 30, 2008.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Silica Resources Corporation, a corporation organized under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is 1100 Hamilton Street, Suite 306, Vancouver, British Columbia, Canada V6B 2S2.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by West Peak Ventures of Canada Ltd. (the “Reporting Person”).  By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf. The sole officer and director of the Reporting Person is Timothy Brock.

B.	Residence or Business Address:

The business address of the Reporting Person is 1000 – 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2.

C.	Present Principal Occupation and Employment:

The Reporting Person is a corporation engaged in the consulting and administrative business.

D.	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.           Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

F.           Citizenship:

The Reporting Person is incorporated under the laws of the Province of British Columbia, Canada.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of three private transactions on November 1, 2007 and March 27, 2008 between the Reporting Person and a non-affiliate and an affiliate of the Issuer, respectively, the Reporting Person acquired the shares of common stock of the Issuer for aggregate consideration paid in the form of cash.

ITEM 4.                   PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer’s shares as described in Item 3 for personal investment purposes in accordance with the terms and provisions of the private transactions.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of June 25, 2009, the Reporting Person was the beneficial owner of 7,169,225 shares (or approximately 9.85%) of the Issuer’s common stock.

(b)
As of June 25, 2009, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 7,169,225 (or approximately 9.85%) of the Issuer’s issued and outstanding common stock.

(c)	As of June 25, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of June 25, 2009, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WEST PEAK VENTURES OF CANADA LTD.

Dated: July 25, 2009	By:	/s/ Timothy Brock
Name Timothy Brock
Title President